Room 4561

      July 19, 2005

Mr. Edward Munden
Director, Chairman, President and
Chief Executive Officer
DataJungle Software, Inc.
1 Hines Road, Suite 202
Ottawa, Ontario, Canada K2K 3C7


      Re:	DataJungle Software, Inc.
   Form 10-KSB for the year ended December 31, 2004
Filed March 31, 2005
   File No. 001-05996

Dear Mr. Munden:

      We have reviewed your response to our letter dated June 13, 2005 in connection with our review of the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Report of Independent Registered Public Accounting Firm, page 33
1. We note your response to prior comment no. 1. Based on your specific facts and circumstances, we will not object to the use of a
Canadian audit firm.  However, if your assets and operations in the
United States become significant in the future, we expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Mr. Edward Munden
DataJungle Software, Inc.
July 19, 2005
Page 1